FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 24 July 2015, of changes in the interests of the following Directors and Persons Discharging Managerial Responsibilities, following increases in interests in Ordinary Shares ('Shares'), at a price of 1365.77 pence per Share, following the re-investment of the dividend paid to shareholders on 9 July 2015.

Director/PDMR	Shares
Sir Andrew Witty	2039.781
Mr R G Connor	231.261
Mr S Dingemans	912.401
Mr S A Hussain	2087.598
Mr D S Redfern	791.924
Dr M M Slaoui	160.090
Ms C Thomas	972.123
Mr P C Thomson	332.753
Dr P J T Vallance	1178.550
Ms E Walmsley	914.063

Connected Person	Shares
Mrs K Thomson (Connected Person to Mr P C Thomson)	107.150

V A Whyte
Company Secretary

24 July 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 24, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc